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                                DIGENE CORPORATION
                                1201 Clopper Road
                          Gaithersburg, Maryland 20878



                                                   March 19, 2001


VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
Attention: Jeffrey P. Riedler
           Assistant Director

                        Digene Corporation
                        Registration Statement on Form S-3 (File No. 333-55168)
              Re:       Request for Withdrawal
                        -------------------------------------------------------



Ladies and Gentlemen:

               Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, Digene Corporation, a Delaware corporation (the "Registrant"), hereby requests that the Registration Statement on Form S-3 (File No. 333-55168) filed with the Securities and Exchange Commission on February 7, 2001, together with all exhibits thereto (the "Registration Statement"), be withdrawn. The Registrant is requesting withdrawal of the Registration Statement because of unfavorable market conditions. No securities have been offered or sold, or will be offered or sold, under the Registration Statement and all activity in pursuit of the public offering has been discontinued.

               Should you have any questions regarding this matter or if withdrawal of the Registration Statement will not be granted, please contact the undersigned at (301) 944-7007 or


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United States Securities and Exchange Commission
March 17, 2001
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Morris Cheston, Jr. at Ballard Spahr Andrews & Ingersoll, LLP, counsel to the
Registrant, at (215) 864-8609.

                                          Sincerely,

                                          Digene Corporation


                                          By: /s/ Charles M. Fleischman
                                             ---------------------------------
                                             Charles M. Fleischman
                                             President, Chief Operating Officer
                                             and Chief Financial Officer

cc: Kevin Hands, Division of Corporation Finance, Securities and Exchange Commission
        Morris Cheston, Jr., Esq., Ballard Spahr Andrews & Ingersoll, LLP Robert M. Thomas, Jr., Esq., Sullivan & Cromwell